NORSAT 2012 SECOND QUARTER EARNINGS RELEASE

AND CONFERENCE CALL NOTICE

Vancouver, British Columbia – August 2, 2012 -- Norsat International Inc. (Norsat) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communications solutions, today announced that it will release its second quarter results for fiscal 2012 on Thursday, August 9, 2012. Management will hold a conference call that same day at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:
DATE: Thursday, August 9, 2012
TIME: 8:30 am Pacific Time (11:30 am Eastern Time)
DIAL-IN NUMBER: 416-764-8649 or 1-888-396-8064
CONFERENCE ID: Norsat Investor Call

Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation.
A digital recording and transcript of the call will be available within a few hours after the live call at:
http://www.norsat.com/investor-info/conference-call-recordings

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2808	Tel: 604 821-2809
Email: achan@norsat.com	Email: achin@norsat.com